SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
HEALTH FITNESS CORPORATION
(Name of Subject Company)
HEALTH FITNESS CORPORATION
(Name of Person Filing Statement)
COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)
42217V201
(CUSIP Number of Class of Securities)
Wesley W. Winnekins
Chief Financial Officer and Treasurer
1650 West 82nd Street, Bloomington, MN 55431
(952) 831-6830
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)
Copies to:
Fredrikson & Byron, P.A.
200 South Sixth Street, Suite 4000
Minneapolis, MN 55402
(612) 492-7000
Attention: John A. Satorius, Esq.
Alexander Rosenstein, Esq.
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Items 1 through 8
Item 9. Exhibits
SIGNATURES

     This Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 (this “Amendment”) is filed by Health Fitness Corporation, a Minnesota corporation (the “Company”). This Amendment amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by the Company with the Securities and Exchange Commission on January 26, 2010, as amended by Amendment No. 1 to the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on February 5, 2010 and Amendment No. 2 to the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on February 12, 2010, and relates to the offer by Trustco Minnesota, Inc., a Minnesota corporation (the “Purchaser”), which is a wholly owned subsidiary of Trustco Holdings, Inc., a Delaware corporation (“Parent”), which is an indirect wholly owned subsidiary of Trustmark Mutual Holding Company, an Illinois mutual insurance holding company (“Trustmark”), to purchase all of the outstanding shares of common stock of the Company, par value $0.01 per share (the “Shares”), at a purchase price of $8.78 per Share in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 26, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.
Items 1 through 8.
     Items 1 through 8 of the Schedule 14D-9 are hereby amended and supplemented to include the following:
     “The Offer expired at 12:00 midnight, New York City time, on February 24, 2010. The Depositary has advised Parent that, as of the expiration of the Offer, a total of approximately 9,102,844 Shares were validly tendered and not validly withdrawn, representing approximately 89.1% of the Shares outstanding. All Shares that were validly tendered and not validly withdrawn during the Offer have been accepted for payment.
     Pursuant to the terms of the Merger Agreement, the Purchaser plans to exercise its option (the “Top-Up Option”) to purchase directly from the Company an additional number of Shares sufficient (when combined with the Shares purchased by the Purchaser in the Offer) to give the Purchaser ownership of at least one Share more than 90% (determined on a fully diluted basis and including the issuance of the Shares pursuant to exercise of the Top-Up Option) of the outstanding Shares at a price of $8.78 per Share.
     Pursuant to the terms of the Merger Agreement, Parent intends to consummate the Merger in accordance with the Merger Agreement on or about February 26, 2010. The Merger Agreement provides, among other things, that the Purchaser will be merged with and into the Company, with the Company continuing as a wholly owned subsidiary of Parent. Each of the remaining outstanding Shares (other than (i) Shares owned directly or indirectly by the Company, Parent or the Purchaser, or any of their respective subsidiaries, which will be canceled and will cease to exist, and (ii) Shares owned by the Company’s shareholders who perfect dissenters’ rights under Minnesota law) will be converted into the right to receive $8.78 per Share in cash, without interest and less any required withholding taxes, which is the same amount per Share that was paid in the Offer. Following the Merger, the Shares will no longer be listed on the NYSE Amex.
     The full text of the press release issued by Trustmark on February 25, 2010 announcing the expiration and results of the Offer and the anticipated completion of the Merger is filed as Exhibit (a)(5)(E) hereto and is incorporated herein by reference.”
Item 9. Exhibits.

2

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:
     “(a)(5)(E) Press Release issued by Trustmark dated February 25, 2010, incorporated by reference to Exhibit (a)(5)(E) to Trustmark’s Amendment No. 2 to the Tender Offer Statement on Schedule TO, dated February 25, 2010.”

3

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 25, 2010	HEALTH FITNESS CORPORATION
	By:	/s/ Wesley W. Winnekins
		Name:	Wesley W. Winnekins
		Title:	Chief Financial Officer